Computation of Ratio of Earnings to Fixed Charge Calculation Exhibit 12.1

(dollars in thousands)

	Three Months Ended 12/31/2003		Six Months Ended 3/31/2004	Nine Months Ended 6/30/2004
Pre-tax income (loss) from continuing operations	(3,150)		5,408	11,179

Fixed charges:
Interest expense + Amortization of deferred financing from continuing operations	8,203		16,043	23,667
Interest factor of rental expense (1)	2,154		4,196	6,204

Total fixed charges	10,357		20,239	29,871

Pre-tax income from continuing operations plus fixed charges	7,207		25,647	41,050

Ratio of Earnings to Fixed Charge	0.70	(2)	1.27	1.37

(1)	One-third of rental expense relating to operating leases is attributed to the interest portion. Management believes this respresents a reasonable approximation of the interest factor.

(2)	For the three months ended December 31, 2003 the ratio coverage was less than 1:1. The Company must generate additional earnings of $3,150 to achieve a coverage ratio of 1:1.